SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

rverigan@sidley.com 312-853-4348	FOUNDED 1866
April 29, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aviv Healthcare Properties Limited Partnership Aviv Healthcare Capital Corporation Registration Statement on Form S-4 (Registration No. 333-173824)
Ladies and Gentlemen:
     On behalf of Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership, and Aviv Healthcare Capital Corporation, a Delaware corporation (collectively, the “Issuers”), transmitted on the date hereof through the EDGAR electronic filing system is the Issuers’ Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), including exhibits, for the registration of $300 million in aggregate principal amount of the Issuers’ 7 3/4% Senior Notes due 2019.
     If you wish to discuss the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Steven Sutherland at (312) 853-7147.

Sincerely,
/s/ Robert L. Verigan
Robert L. Verigan

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships